AH 3/18/2002

02019331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED FEB 2 8 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

TC 3/7

SEC FILE NO. 8-41401

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GDK, Inc. c/o Prime Management

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton	Bermuda	HM11
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 295-0329
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Ernst & Young LLP

787 Seventh Avenue	New York	NY	10019
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Joseph Kelly
Signature

VICE PRESIDENT / TREASURER
Title

[signature]
Notary Public

JOSEPH E. WAKEFIELD
NOTARY PUBLIC
FOR AND IN THE ISLAND OF BERMUDA
"CHANCERY HALL", 52 REID STREET
HAMILTON HM 12, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplementary report of independent chartered accountants on internal control structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2002

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2001
Cash and cash equivalents	$	1,181,583
Due from broker		4,069,576,533
Securities owned		11,463,521,862
Other assets		240,600
TOTAL ASSETS	$	15,534,520,578

LIABILITIES AND SHAREHOLDERS' EQUITY

Securities sold, not yet purchased	$	11,440,836,107
Accrued liabilities		3,945,122
TOTAL LIABILITIES		11,444,781,229
Shareholders' equity		4,089,739,349
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	15,534,520,578

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2000

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission of the United States ("SEC"), commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on the U.S. exchanges exclusively for its own account. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company. The Company is owned by Caxton International Limited, a British Virgin Islands corporation and CxGDK Partners LLC, a Delaware limited liability company.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), in compliance with regulatory requirements, and are expressed in U.S. dollars. Preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

At December 31, 2001, cash and cash equivalents primarily consist of cash and shares in a money market fund held at one financial institution.

The Company's securities are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations and pricing models. All positions are recorded on a trade date basis.

3. Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

4. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2001, amounts due from brokers, securities owned, and securities sold, not yet purchased, were with one major financial institution.

Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker/dealer pursuant to a Joint Back Office Agreement. At December 31, 2001, the due from broker balance in the statement of financial condition includes cash at this broker, a net receivable from securities transactions pending settlement, and is net of unrealized commissions and a debit balance of approximately $7,336 million. The cash at the broker is primarily related to securities sold, not yet purchased of $11,441 million; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased are also collateralized by the Company's securities owned. Debit balances are collateralized by certain of the Company's securities owned and cash held by the broker. Interest on debit and credit balances are paid based on the broker's Institutional rate.

The Company's margin requirements at December 31, 2001 of approximately $3,005 million were satisfied by securities owned and cash at brokers.

5. Related Party Transactions

The Company has a Trading Advisory Agreement (the "Advisory Agreement") with Caxton Associates L.L.C. (the "Advisor"), a commodity trading advisor organized in Delaware, U.S.A. Under the terms of the Advisory Agreement, the Company pays to the Advisor a monthly fee of 0.4% per annum of the average monthly net asset value of the Company. Advisory fees are reduced by the administrative and accounting service fees charged to the Company under the terms of the Administrative and Accounting Services Agreement between the Company and Caxton Corporation. The Advisor is also the trading advisor to Caxton International Limited and the Managing Member to CxGDK Partners LLC. An officer of the Company is also an officer of the Advisor. An officer of the Advisor is also a director of the Company. In addition, an officer of the Company is also an officer of Prime. Advisory fees payable of $1,372,183 are included in accrued liabilities at December 31, 2001.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

6. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2001, the Company had net capital of $1,081,727,123 which exceeded requirements by $1,081,332,811. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

7. Subsequent Events (Unaudited)

On January 2, 2002, the Company sold 1,995.53 shares of common stock at $93,302.39 per share to Essex Limited ("Essex") for total proceeds of $186 million. The Advisor provides trading advisory services to Essex. Essex is also a shareholder of Caxton International Limited, a shareholder of the Company.